SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                 MedicalCV, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   584639-20-7
                                 --------------
                                 (CUSIP Number)

                                  April 1, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 584639-20-7                                                Page 2 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,185,600 shares of Common Stock (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,185,600 shares of Common Stock (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,185,600 shares of Common Stock (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 584639-20-7                                                Page 3 of 6

Item 1(a).     Name of Issuer:

               MedicalCV, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               9725 South Robert Trail
               Inver Grove Heights, Minnesota 55077

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               584639-20-7

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    1,185,600 shares of Common Stock*

               (b)  Percent of class:

                    Based on 10,737,083 shares of Common Stock of the Issuer outstanding as of March 15, 2005, as indicated in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2005, 1,184,000 shares of Common Stock of the Issuer issuable upon conversion of 592 shares of the Issuer's 5% Series A Convertible Preferred Stock and 1,600 shares of Common Stock issuable upon the exercise of common stock purchase

                                  SCHEDULE 13G

CUSIP NO. 584639-20-7                                                Page 4 of 6

                    warrants in connection with the Issuer's private placement (as set forth in the Issuer's current report on Form 8-K, filed on April 4, 2005), the Reporting Persons hold approximately 9.9%* of the issued and outstanding Common Stock of the Issuer.

               (c)  Number of shares to which such person has:

                    (i)    Sole power to vote or direct the vote: 0

                    (ii) Shared power to vote or direct the vote: 1,185,600 shares of Common Stock*

                    (iii) Sole power to dispose or to direct the disposition of: 0

                    (iv) Shared power to dispose of or direct the disposition of: 1,185,600 shares of Common Stock*

                    *The Reporting Persons beneficially own an aggregate of 1,185,600 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The shares of Common Stock reported in this Schedule 13G do not include 4,816,000 shares of Common Stock issuable upon conversion of the Issuer's 5% Series A Convertible Preferred Stock and 4,498,400 shares of Common Stock issuable upon the exercise of common stock purchase warrants held by the Reporting Persons. Such 5% Series A Convertible Preferred Stock and warrants are both subject to conversion and exercise caps, respectively, that preclude the holder thereof from utilizing its conversion and exercise rights, respectively, to the extent that it would beneficially own in excess of 9.999% of the Common Stock, giving effect to such conversion or exercise.

                    All of the foregoing represents an aggregate of 1,185,600 shares of Common Stock held directly by SF Capital Partners Ltd. ("SF Capital"). The Reporting Persons are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

                                  SCHEDULE 13G

CUSIP NO. 584639-20-7                                                Page 5 of 6

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 584639-20-7                                                Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 8, 2005


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 584639-20-7

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,185,600 shares of Common Stock of MedicalCV, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 8, 2005.


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth


                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark